SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of May, 2004

                              RYANAIR HOLDINGS PLC
                 (Translation of registrant's name into English)

                      c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                              County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





                         AER RIANTA'S POOR RESULTS
                       HIGHLIGHT THE FAILURE OF MONOPOLY
                          AND THE NEED FOR COMPETITION
                               AT DUBLIN AIRPORT

This afternoon (Wednesday, 26th May 2004) Aer Rianta will release its (already leaked) financial results for 2003, and these again highlight the failure of the Aer Rianta airport monopoly and the urgent need for competition at Dublin Airport. These results which mark the last full year under the mismanagement of Chairman, Noel Hanlon, prove that the Aer Rianta airport monopoly is lagging behind its industry peer airports by failing to attract low fare traffic growth (like London Stansted airport), and by failing to control costs which has decimated its profitability.

1.Traffic Growth

During the past 5 years (1999-2003) traffic at Dublin Airport has grown at a compound annual rate of just 6% compared to 26% for London Stansted, Ryanair's other main base. This woeful rate of growth at a time of unparalleled economic prosperity in Ireland lags way behind the traffic growth delivered at comparable airport peers such as London Stansted, London Luton (15%), Liverpool (31%) and Glasgow Prestwick (26%), all of whom have stimulated rapid low fare traffic growth with low fare carriers such as Ryanair and Easyjet.


                        Annual Rate of Traffic Growth

                Aer Rianta Dublin                       London Stansted


                       1999            +9%        98/99                +35%
                       2000            +8%        99/00                +33%
                       2001            +4%        00/01                +23%
                       2002            +5%        01/02                +14%
                       2003            +5%        02/03                +19%
                      Average           6%                              25%



The reason why the Aer Rianta monopoly has failed to deliver significant traffic growth at Dublin Airport is because it has spent the last five years increasing costs to the airlines and passengers (whilst other airports are reducing prices) and at the same time wasting hundreds of millions of pounds building unnecessary gold-plated facilities (like EUR80m on Pier D & EUR140m at Cork Airport).

2.Profitability

These declining profits prove once again just how inefficient and mismanaged the Aer Rianta airport monopoly is. The Irish Aviation Regulator two years ago declared Aer Rianta to be "50% more inefficient than the best of its peer airports".

During the 10 year period of the present Board's mismanagement;

   -actual charges paid by the airlines at Dublin have more than doubled, -carparking charges suffered by consumers have more than tripled and, -traffic at Dublin has doubled from 6.9m in 1994 to 15.9m in 2003, -yet annual profits have halved

Airline users at Dublin Airport now pay the highest actual charges than at any midsized airport in Europe. These high charges have deterred quantum growth in low fare air traffic, as the Aer Rianta monopoly has repeatedly rejected Ryanair's offers to double traffic at Dublin Airport and has failed to attract other large low fare, high growth airlines such as Easyjet. During this decade despite charges to the airlines having doubled, the daily cost of carparking to passengers having trebled and profits at the airport monopoly have collapsed from EUR40m in 1994 to EUR20m in 2003. Aer Rianta's net profit margin during Noel Hanlon's Chairmanship has collapsed from 16% in 1994 when he joined the Board to just 4.5% in 2003. During the same period profits at the BAA operated airports rose by over 50% from GBP240m to GBP374m.



      Year               Aer Rianta                             BAA Plc
                         Profits EUR      Margin         Profits GBP   Margin

      1994                EUR37.5m          16%         GBP240m         21%
      2003                EUR20.0m           4%         GBP374m         20%



There is only one solution to this monopoly mess and that is competition. The Government has been promising legislation in competing terminals at Dublin Airport for over two years now. Every deadline made by Bertie Ahern's Government has been missed, meanwhile the Aer Rianta airport monopoly has been doubling costs to users, failing to control costs and as a result both profits and margins have collapsed. These shocking results prove it's time that this Government finally proceeded with a competing second terminal at Dublin and put an end forever to the inefficiency and incompetence of the Aer Rianta airport monopoly.



Ends.                                          Wednesday, 26th May 2004



For further information
please contact:           Paul Fitzsimmons           Pauline McAlester
                          Ryanair                    Murray Consultants
                          Tel. 353-1-8121212         Tel. 353-1-4980300



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  26 May, 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director